Exhibit 12.1

 Simmons First National Corporation

 Computation of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividend

	Six Months Ended
(In thousands, except ratios)	June 30		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Fixed Charges:
Interest on deposits	$9,020	$7,430	$15,217	$15,248	$9,079	$8,399	$10,625
Interest on borrowings	4,113	3,277	6,582	7,105	4,892	3,864	4,992
Estimated interest on rental expense	1,159	1,155	2,301	2,167	1,663	1,264	936
Fixed charges before preferred stock dividends	14,292	11,862	24,100	24,520	15,634	13,527	16,553
Preferred stock dividends pre-tax income requirements	-	39	39	423	-	-	-
Total combined fixed charges and preferred stock dividends, including interest on deposits (A)	14,292	11,901	24,140	24,943	15,634	13,527	16,553
Less: Interest on deposits	9,020	7,430	15,217	15,248	9,079	8,399	10,625
Total combined fixed charges and preferred stock dividends, excluding interest on deposits (B)	$5,272	$4,471	$8,923	$9,695	$6,555	$5,128	$5,928

Earnings:
Pretax income from continuing operations	$65,936	$69,817	$143,414	$107,007	$50,290	$32,536	$40,015
Fixed charges including interest on deposits	14,292	11,862	24,100	24,520	15,634	13,527	16,553
Earnings, including interest on deposits (C)	80,228	81,679	167,514	131,527	65,924	46,063	56,568
Less: Interest on deposits	9,020	7,430	15,217	15,248	9,079	8,399	10,625
Earnings, excluding interest on deposits (D)	$71,208	$74,249	$152,297	$116,279	$56,845	$37,664	$45,943

Ratio of earnings to combined fixed charges and preferred dividend:
Including interest on deposits (C /A)	5.61	6.86	6.94	5.27	4.22	3.41	3.42
Excluding interest on deposits (D / B)	13.51	16.60	17.07	11.99	8.67	7.35	7.75